EXHIBIT 99.1

Golar LNG Partners LP Second Quarter 2014 Cash Distribution

HAMILTON, Bermuda, July 17, 2014 (GLOBE NEWSWIRE) -- Golar LNG Partners LP (Nasdaq:GMLP) announced today that its board of directors has declared a quarterly cash distribution with respect to the quarter ended June 30, 2014 of $0.5475 per unit. This represents a 4.8% increase from the previous quarter's distribution and is fully supported by earnings of the FSRU Golar Igloo, following its purchase from Golar LNG Limited on March 28, 2014. The Golar Igloo commenced its five-year time charter with Kuwait National Petroleum in March 2014.

This cash distribution will be paid on August 12, 2014 to all unitholders of record as of the close of business on July 31, 2014.

Forward Looking Statements.

This press release includes statements that may constitute forward-looking statements. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond management's control. Factors that can affect future results are discussed in the registration statement filed by Golar LNG Partners LP with the U.S. Securities and Exchange Commission (SEC), which is available via the SEC's web site at www.sec.gov. Golar LNG Partners LP undertakes no obligation to update or revise any forward-looking statement to reflect new information or events.

Golar LNG Partners LP
Hamilton, Bermuda
July 17, 2014

CONTACT: Stuart Buchanan
         Stuart.Buchanan@golar.com
         +442070637911

         Roger Swan
         roger.swan@golar.com
         +44 207 063 7913